PROGEN
                                                              INDUSTRIES LIMITED

                                                              ABN 82 010 975 612


                      PROGEN TELECONFERENCE DIAL-IN DETAILS

BRISBANE, AUSTRALIA 13 DECEMBER 2006. Progen Industries, CEO, Justus Homburg will be hosting an investor tele-conference on THURSDAY 14 DECEMBER AT 2.00PM Australian EST (Sydney time).

Mr. Homburg will talk about the Phase II clinical results detailing PI-88 treatment for patients that have had their primary liver cancer tumours removed via surgery.

Please refer to the presentation at: www.progen.com.au/prs/13DecPresentation.pdf
                                     -------------------------------------------

The Chairman, Mr. Stephen Chang will also be on the line to take your queries.

Please follow the dial-in instructions below:

NATIONAL TOLL FREE - AUSTRALIA - 1800 153 721

COUNTRY                         INTERNATIONAL TOLL  TIME OF TELECONFERENCE CALL
                                FREE NUMBERS:
China North                         1080 0714 0884  Thursday, 14 December 2006 at 11:00 AM
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China South                         1080 0140 0857  Thursday, 14 December 2006 at 11:00 AM
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Hong Kong                              800 933 733  Thursday, 14 December 2006 at 11:00 AM
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Japan                              0034 800 400746  Thursday, 14 December 2006 at 12:00 PM (Noon)
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Singapore                             800 120 4395  Thursday, 14 December 2006 at 11:00 AM
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South Korea                      00798 14 800 6892  Thursday, 14 December 2006 at 12:00 PM (Noon)
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Taiwan                               008 0112 6778  Thursday, 14 December 2006 at 11:00 AM
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USA                                  1866 307 0659  Wednesday, 13 December at 7.00 PM West Coast
                                                    Wednesday, 13 December at 10.00 PM East Coast
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

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                            PARTICIPANT CODE: 967999#
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If your country is not listed, and you would like to participate on the call, please Rebecca Piercy on +61 2 9237 2800 and she will provide you with a toll free number.

MEDIA AND INVESTOR          PROGEN INFORMATION:
RELATIONS:

                            Sarah Meibusch
Rebecca Piercy              Vice President Business Development  Justus Homburg
Buchan Consulting           Progen Industries Limited            CEO
rpiercy@bcg.com.au          Sarah.Meibusch@progen.com.au         Progen Industries Limited
------------------          ----------------------------         justus.homburg@progen.com.au
Ph: (02) 9237 2800 / 0422   Ph:  61 7 3842 3333                  ----------------------------
916 422                                                          Ph: 61 7 3842 3333


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